[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
June 9, 2021
Kevin Dougherty
Tim Levenberg
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GXO Logistics, Inc.
Amendment No. 1 to
Draft Registration Statement on Form 10-12B
Confidentially Submitted May 14, 2021
CIK No. 0001852244
Dear Messrs. Dougherty and Levenberg:
On behalf of our client, GXO Logistics, Inc. (“GXO” or the “Company”), currently a wholly owned subsidiary of XPO Logistics, Inc. (“XPO”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Amendment No. 1 to the Company’s Draft Registration Statement on Form 10, confidentially submitted to the Commission on May 14, 2021 (the “Registration Statement”), contained in your letter dated May 26, 2021 (the “Comment Letter”).
We note that, in connection with this letter, we are submitting an amendment to the Registration Statement (“Amendment No. 2”) electronically via the EDGAR system on the date hereof.
For the Staff’s convenience, the text of the Staff’s comments are set forth in bold, followed by the Company’s responses. All page references in the responses set forth below refer to pages of Amendment No. 2.
Risks Related to Our Common Stock
GXO’s amended and restated certificate of incorporation will contain an exclusive forum provision..., page 35
1.You state that your forum selection provision will identify a Delaware state court (or, if no jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” You also state that the provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act. However, you revised corresponding disclosure under “Exclusive Forum” on page 113 such that it provides a different description regarding the provision. Please provide consistent disclosure as to whether the

U.S. Securities and Exchange Commission
June 9, 2021

exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If it does, please state that there is uncertainty as to whether a court would enforce it. If it applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Response: In response to the Staff’s comment, pages 35-36 and 115-16 of Amendment No. 2 have been revised.
If you have any questions regarding the Registration Statement or need any hard copies of the submission, please contact the undersigned at (212) 403-1122 or VSapezhnikov@wlrk.com, or my colleague Adam Emmerich at (212) 403-1234 or AOEmmerich@wlrk.com.

Sincerely,

/s/ Viktor Sapezhnikov
Viktor Sapezhnikov

cc:	Karlis P. Kirsis, Senior Vice President and European Chief Legal Officer, XPO Logistics, Inc.
Malcolm Wilson, Chief Executive Officer, GXO Logistics, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz